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                                                                    Exhibit 99.7

                   Form of Stock Option Assumption Agreement
                          used in connection with the
                             1995 STOCK OPTION PLAN

                        STATE STREET BOSTON CORPORATION
                       STOCK OPTION ASSUMPTION AGREEMENT
                       ---------------------------------


OPTIONEE:

     STOCK OPTION ASSUMPTION AGREEMENT issued as of the ___ day of November, 1996 by State Street Boston Corporation, a Massachusetts corporation ("State Street").

     WHEREAS, the undersigned individual ("Optionee") holds one or more outstanding options to purchase shares of the common stock of Princeton Financial Systems, Inc., a Delaware corporation ("PFS"), which were granted to Optionee under the PFS 1995 Stock Option Plan (the "Plan") and are evidenced by a Stock Option Agreement ("Option Agreement"), between PFS and Optionee.

     WHEREAS, PFS has this day been acquired by State Street through merger of a wholly-owned State Street subsidiary, SSB Merger Sub, Inc. ("Merger Sub"), with and into PFS (the "Merger"), pursuant to the Agreement and Plan of Merger dated as of October 17, 1996, by and among State Street, PFS and Merger Sub (the "Merger Agreement").

     WHEREAS, the provisions of the Merger Agreement require State Street to assume all obligations of PFS under all options outstanding under the Plan at the consummation of the Merger and to issue to the holder of each outstanding option a notice setting forth such holder's rights after consummation of the Merger.

     WHEREAS, pursuant to the provisions of the Merger Agreement, the exchange ratio in effect for the Merger applicable to the options is 0.7128 of a share of State Street common stock ("State Street Stock") for each outstanding share of PFS common stock (the "Exchange Rate").

     WHEREAS, this Agreement is to become effective immediately upon the consummation of the Merger (the "Effective Time") in order to reflect certain adjustments to Optionee's outstanding options under the Plan which have become necessary by reason of the assumption of those options by State Street in connection with the Merger.

     NOW, THEREFORE, it is hereby agreed as follows:

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     1.  The number of shares of PFS common stock subject to the stock options held by Optionee under the Plan immediately prior to the Effective Time (the "PFS Options") and the exercise price payable per share are set forth in Exhibit A hereto. State Street hereby assumes, as of the Effective Time, all the duties and obligations of PFS under each of the PFS Options. In connection with such assumption, the number of shares of State Street Stock purchasable under each PFS Option hereby assumed and the exercise price payable thereunder have been adjusted to reflect the Exchange Rate in effect for the Merger applicable to employee options. Accordingly, the number of shares of State Street Stock subject to each PFS Option hereby assumed, and the adjusted exercise price payable per share of State Street Stock under the assumed PFS Option, shall be as indicated for that option in attached Exhibit B.

     2. The following provisions shall govern each PFS Option hereby assumed by State Street:

         - Unless the context otherwise requires, all references to the "Company" in each Option Agreement and in the Plan (as incorporated into such Option Agreement) shall mean State Street, all references to "Stock" shall mean shares of State Street Stock, and all references to the "Board" shall mean the Executive Compensation Committee of the Board of Directors of State Street.

         - The grant date and the expiration date of each assumed PFS Option and all other provisions which govern either the exercisability or the termination of the assumed PFS Option shall remain the same as set forth in the Option Agreement applicable to that option and shall accordingly govern and control Optionee's rights under this Agreement to purchase State Street Stock.

         - Each assumed PFS Option shall remain exercisable in accordance with the same installment exercise schedule in effect under the applicable Option Agreement immediately prior to the Effective Time, with the number of shares of State Street Stock subject to each such installment adjusted to reflect the Exchange Rate. Accordingly, no accelerated vesting of the PFS Options shall be deemed to occur by reason of the Merger, and the grant date and expiration date for each assumed PFS Option shall accordingly remain the same as in effect under the applicable Option Agreement immediately prior to the Merger.

         - For purposes of applying any and all provisions of the Option Agreement relating to Optionee's status as an employee with the Company, Optionee shall be deemed to continue in such employee status for so long as Optionee renders services as an employee to State Street or any present or future State Street subsidiary, including (without limitation) PFS. Accordingly, the provisions of the Option Agreement governing the termination of the assumed PFS Option upon the Optionee's cessation of employee status with PFS shall hereafter be

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             applied on the basis of the Optionee's cessation of employee status with State Street and its subsidiaries, and each assumed PFS Option shall accordingly terminate, within the designated time period in effect under the Option Agreement for that option, following such cessation of employment with State Street and its subsidiaries.

         - The adjusted exercise price payable for the State Street Stock subject to each assumed PFS Option shall be payable in any of the forms authorized under the Option Agreement applicable to that option. For purposes of determining the holding period of any shares of State Street Stock delivered in payment of such adjusted exercise price, the period for which such shares were held as PFS common stock prior to the Merger shall be taken into account.

         - In order to exercise each assumed PFS Option, Optionee must deliver to State Street a written notice of exercise in which the number of shares of State Street Stock to be purchased thereunder must be indicated. The exercise notice must be accompanied by payment of the adjusted exercise price payable for the purchased shares of State Street Stock and, in addition, tax withholding information pursuant to any laws or regulations of any jurisdiction should be delivered to State Street at the following address:

                        State Street Boston Corporation
                        225 Franklin Street
                        Boston, Massachusetts  02110
                        Attention:  [To Be Determined]

     3. Except to the extent specifically modified by this Option Assumption Agreement, all of the terms and conditions of each Option Agreement as in effect immediately prior to the Merger shall continue in full force and effect and shall not in any way be amended, revised or otherwise affected by this Stock Option Assumption Agreement.

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     IN WITNESS WHEREOF, State Street Systems, Inc. has caused this Stock Option
Assumption Agreement to be executed on its behalf by its duly-authorized officer as of the ___ day of November, 1996.

                              STATE STREET BOSTON CORPORATION


                              By:______________________________

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                                   EXHIBIT A


              Optionee's Outstanding Options to Purchase Shares of Princeton Financial Systems, Inc. Common Stock (Pre-Merger)

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                                   EXHIBIT B


              Optionee's Outstanding Options to Purchase Shares of State Street Boston Corporation Common Stock (Post-Merger)